Exhibit 99.1

POMDOCTOR LIMITED Expands Platform Integration With Online Medical Insurance Coverage Across Major Chinese Cities

GUANGZHOU, China, February 4, 2026 /PRNewswire/ - POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced a strategic initiative to deepen the integration of its platform with China’s national and local coordinated medical insurance systems across major cities nationwide. This initiative is expected to significantly expand the Company’s market reach and enhance its service offerings, delivering greater convenience and richer functionality for partner internet hospitals, pharmacies, and patients.

Since 2018, China has actively promoted internet-based medical services through a series of policy guidelines, industry standards, and administrative measures, including provisions enabling online medical insurance reimbursement. In response, provincial and municipal implementation plans have been rolled out steadily, particularly in core economic regions such as Guangdong Province and city clusters within the Greater Bay Area. These regional policies support the development of the “internet + healthcare” ecosystem by establishing standards for internet hospitals, facilitating outpatient care for chronic diseases, and enabling medical insurance payments for eligible online medical services.

This policy trajectory represents a pivotal pathway for the digital transformation of China’s healthcare system, reshaping traditional models of medical service delivery. Leveraging this favorable macro environment, Pomdoctor has been proactively expanding its platform services in key cities by integrating with local online medical insurance payment systems. For example, in Guangzhou—where online insurance payment infrastructure is relatively mature—the Company has successfully supported medical insurance settlements for chronic and special disease outpatients for more than two years. This experience provides a strong operational benchmark for Pomdoctor’s planned expansion into other Greater Bay Area cities, including Foshan (planned for the first quarter of 2026), Zhuhai, Shenzhen, Dongguan, and Huizhou.

In parallel, the Company is prioritizing expansion in municipalities such as Beijing, Shanghai, and Tianjin, as well as major regional centers including Chengdu, Xi’an, Nanjing, Hangzhou, and Fuzhou. These cities generally feature progressive medical insurance policies, fewer household registration restrictions, more efficient cross-provincial settlement mechanisms, and enhanced payment facilitation, offering significant opportunities for scalable growth.

Integration with medical insurance systems substantially strengthens the value proposition of Pomdoctor’s platform, which combines online physician consultations with home-delivered medications. Compared with the often time-consuming process of visiting physical hospitals, patients can now, through the Company’s mobile app or WeChat mini-program, complete online consultations, receive digital prescriptions, submit documentation for near-real-time insurance reimbursement, and have prescribed medications delivered directly to their homes.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented, “The convergence of internet-based healthcare services and medical insurance payment systems represents a defining trend in the evolution of China’s healthcare ecosystem. For patients, it translates into more accessible care with reduced time and financial burdens; for physicians, it enables more efficient use of time and broader service reach; and for the healthcare system as a whole, it improves resource allocation and helps address regional imbalances in medical resources.

“Moreover, China’s internet healthcare industry has moved beyond its exploratory phase and entered a stage of in-depth development characterized by standardization, scale, and ecosystem integration. It has become an indispensable component of the national healthcare system, with an increasing emphasis on quality, compliance, and long-term sustainability. As an established platform operator, we believe our network, technical capabilities, and operational experience will be further amplified through deeper integration with local medical insurance systems. Looking ahead, we remain committed to creating sustainable value for our shareholders while contributing positively to the broader healthcare industry and society.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED is a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market based on the number of contracted doctors in 2022, according to Frost & Sullivan. Focusing on chronic disease management and pharmaceutical services, the Company offers a one-stop platform for medical services, organically connecting patients with doctors and pharmaceutical products. The Company’s operations primarily include Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants. Through this model, POMDOCTOR aims to enhance the efficiency and transparency of the healthcare value chain. The Company’s mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses. Its vision is to become the most trustworthy medical and healthcare services platform. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com